Exhibit (e)(3)

1st July, 2004
Strictly Personal
Mr H T Stitzer
Cadbury Schweppes plc
25 Berkeley Square
London
W1J 6HB
Dear Todd,
I am writing to confirm the continuation of your secondment from CBI Holdings, Inc (CBI) to Cadbury Schweppes plc (CS plc) in your role of Chief Executive Officer, reporting to John Sunderland, Chairman, CS plc. You will continue to be located at the Group Headquarters in Berkeley Square, London, UK.
The terms and conditions of employment applicable to you whilst you are on this secondment supplement your Service Agreement dated 1st July, 2004 with CBI and CS plc (the Service Agreement) and are set out below:—
1.	Employment Status

You will remain an employee of CBI and will be seconded to CS plc under the Service Agreement. You will be located in London for the period of the secondment. You will remain under the control of CBI which will retain the right to recall you, or to direct you elsewhere subject to consultation. However, as far as work responsibilities are concerned you will be subject to the direction of CS plc.

2.	Duration of Secondment

The duration of the secondment to CS plc is indefinite, but will be reviewed by you and CS plc every two years with the first review within three months immediately prior to July, 2006.

If you decide to end the secondment at the first review date or any subsequent two year anniversary of such date, CBI will provide you with six months’ employment in CBI in the USA.

In addition, if CS plc or CBI terminate your employment at any time (other than for cause pursuant to Clause 17(A) of the Service Agreement), or if you at any time terminate employment pursuant to Clause 17(B) of the Service Agreement, CBI will provide you with six months’ employment at CBI in the USA. This six months’ period of employment will be in addition to the notice period specified in the Service Agreement.

3.	Basic Salary

With effect from Period 4, 2004, your US Basic Salary will be increased to USD 1,315,000 a year. Thereafter, your salary will be reviewed annually, and your next review is anticipated to be Period 4, 2005. Any salary adjustment will be based on an evaluation of your performance in the job against objectives. It should also be noted that your actual pay (see Section 8 below) will be derived directly from your US Basic Salary as various allowances and premiums are calculated from it.

Your US Basic Salary will also serve as the basis for your annual incentive plan calculations as defined in the rules of the plan (see Section 10 below). For the duration of this secondment, your Basic Salary will be tax equalised to the USA.

4.	Accommodation

You and your spouse have entered into an arrangement whereupon CS plc’s designated subsidiary (Somerdale Limited) has an interest in a UK property co-purchased by you and your spouse. The terms of such arrangement have been laid out in a separate Declaration of Trust.

CBI agrees to provide an arrangement with a view to protecting you in respect of (a) the capital you invest in the UK property referred to in Section 4(a) (i) below and (b) adverse exchange rate fluctuations in respect of USD/£sterling exchange rates in respect of that investment. In addition, the USD amount of equity injected into the UK property by you would also be indexed for the movement in the US Consumer Price Index. Any growth in the value of the UK property will be set against the protection you would otherwise receive for exchange rate fluctuations and indexation. The details of such arrangements are set out below:

(i)	This arrangement relates to the following property (the “Property”):
14 Badgers Hill Virginia Water Surrey GU25 4SA England

(ii)	Upon any sale of the Property, CBI guarantees that you shall receive not less than the sum of £sterling500,000 (being the amount you initially invested in the Property) together with any additional sum representing any Capital Contributions (as defined below) made by you. In this letter, “Capital Contributions” shall mean any capital expenditure constituting an addition or improvement to the Property (which for the avoidance of doubt shall exclude removable chattels and fittings) previously agreed by CBI with you and as evidenced by written receipts.

(iii)	Subject to Section 4(a) (v) , if the value of the USD in relation to £sterling at the date of sale of the Property is more than that prevailing at the date a Capital Contribution is made by you (as regards each such Capital Contribution) , CBI shall pay to you such USD sum as is equal to X where:

X = (the USD/£sterling	x	the relevant Capital
exchange rate at the date		Contribution in £sterling
the relevant Capital		made by you
Contribution is made – Y)
Y = the USD/£sterling exchange rate prevailing at the date of sale of the Property.

The above calculation shall be carried out for individual Capital Contributions made by you.

(iv)	Subject to Section 4(a)(v), and in addition to any amount pursuant to Section 4(a) (ii) above, your investment in the Property of Capital Contributions made by you (converted into USD at the USD/£sterling exchange rate prevailing at the date the relevant Capital Contribution is made) will be adjusted by indexation to reflect the movement in the US Consumer Price Index (CPI) based on the CPI movement from the date of the relevant Capital Contribution to the month beginning two months prior to the month in which the Property is sold; CBI will pay to you an amount equal to the indexed adjustment.

(v)	Upon any sale of the Property, if the amount you receive pursuant to a sale of the Property under the Declaration of Trust (or would have received were it nor for the deductions authorised to be made under the Declaration of Trust (including, without limitation, in respect of the Legal Charge as therein defined) ) is greater than the amount guaranteed by CBI under Section 4(a) (ii), the difference between those two amounts shall be set off against any amount otherwise due to you under Sections 4(a) (iii) and 4(a) (iv) .

(vi)	The arrangements set out in this section 4 for capital protection will remain in effect during your secondment and for two years after any termination of employment as provided in Clause 17(B) of the Service Agreement, retirement or termination of employment following death or disability.

This arrangement will cease if you resign of your own volition to take up appointment with an employer other than CS plc or any Associated Company or if you are dismissed for any reasons set out in Clause 17(A) of the Service Agreement.

(vii)	This agreement may be varied at any time subject to agreement of both parties.

(viii)	CS plc undertakes to ensure that any successor to the business to the Company or to CBI will honour the commitments in this letter, including without limitation, the provisions in this Section 4.

It is also agreed that on the sale of your UK property, provided you are still in employment with or have retired from CBI, CS plc will cover the costs of Legal, Estate Agent’s and other related costs as laid down in CS plc’s domestic (UK) relocation policy in effect at that time.

The housing arrangements in both the UK and the US create a complex personal tax environment for you and CS plc and it is stressed that you are covered by a comprehensive tax equalisation and protection programme which is described in Section 5 below.

5.	Taxation

Since you will continue to be living and working in the UK you will continue to be liable for payment of tax on worldwide earnings. You will continue to consult the Company’s nominated tax advisers (currently Deloitte) about your tax situation, as you are responsible for complying with all tax filing regulations in the USA and the UK. CS plc will bear reasonable costs of such consultancy services, as well as annual tax preparation services for both tax returns.

Your Deloitte contacts are:

Home country	Host country
Jennifer Kemp	Stephen Macleod
jkemp@deloitte.com	smacleod@deloitte.com
É +1 214 840 7544	É 0118 952 3337
It is emphasised that you are fully covered by a tax equalisation programme. The net take home pay is our estimate of what the ongoing net position, after tax and social security, would be in the US for one earning a Basic Salary of USD 1,315,000 per annum.

In Section 8, which deals with your actual pay, you will note that we have deducted hypothetical federal and state tax. This is our estimate of the taxes you would have paid, had you remained in the US. Ongoing taxes in the UK are for CS plc’s account. With effect from the beginning of period 4, 2004 (22nd March, 2004) it has been agreed that your hypothetical state tax liability will be calculated using the average rate applicable under the Company’s Tax Equalisation Policy in effect from time to time. Income earned and other taxable events arising prior to 22nd March, 2004 will not be subject to a hypothetical state tax calculation and any actual state tax arising on such income and taxable events will be for your own account.

You are advised to take specialist tax advice regarding the tax treatment of personal income and capital gains. The cost of such advice will be covered under the provisions of this section.

Non-Company sourced personal income is covered by the tax equalisation programme, up to a pre-agreed limit; please note that this will have an effect on your final hypothetical tax situation.

Each year a full reconciliation will be undertaken to ensure that the combination of hypothetical and actual taxation you have paid is the same as you would have paid had you remained in the US. Should we have under estimated the liability then you will owe money to CS plc, similarly if we have overestimated the liability then you will be owed money.

Any contractual termination payment to you under Clause 17 of the Service Agreement will be subject to the tax equalisation provisions set out in this Clause 5.

All tax equalisation and protection payments due to you will be paid in the form of allowances as necessary.

6.	US Social Security

You will remain in the US Social Security Scheme until March 2005 and your FICA contributions will continue until then.

Once your FICA contributions in the USA have ceased, following your absence from the USA for more than 5 years, you will be enrolled in the UK Social Security Scheme and contributions will continue to be made by CS plc and deducted from that portion of your net take home pay received in the UK.

7.	Employee Benefits

During your secondment, you will remain in, or have the opportunity to continue to participate in the CBI benefit plans or programs, as from time to time in effect; at present CBI offers the following employee benefit plans:
(i)	Pension Plan for Salaried Employees

(ii)	Pension Equalisation Plan

(iii)	Supplemental Executive Retirement Plan (SERP)

(iv)	401 (K) Savings Investment Plan

(v)	Supplemental Savings Investment Plan

(vi)	Supplemental Long Term Disability Plan

(vii)	“Choices” Flexible Benefits Program

(viii)	Executive Services Allowance Program

(ix)	Education Assistance Program

(x)	Employee Stock Purchase Plan
Contributions payable by you to any of the CBI plans or programs will be deducted from that part of your remuneration paid in the USA.

In the event that CBI introduces further employee benefit plans or programs for which you would normally be eligible if you were working in the USA, as a seconded employee of CBI, your eligibility for such plans will continue to apply while you are on this secondment provided you are not participating in equivalent plans or programs offered by CS plc.

Other Benefits

(a) Medical Benefits

For the duration of the secondment to CS plc you will remain covered by CBI’s medical plans or suitable alternative UK arrangements.

b) Emergency Repatriation

CS plc provides emergency medical assistance to its employees and accompanying family working on overseas assignments. This service is operated through AEA International SOS Assistance UK Limited. Based in the UK, they also have centres around the world (including Hong Kong, Switzerland and the USA) as well as a network of associated organisations in other countries.

A membership card which details the 24 hour emergency telephone numbers and further details of this service have been provided to you.

8.	Actual Pay

With effect from Period 4, 2004 you will receive a net take home pay of USD916,579, calculated as follows:

annum			USD per
	(a)	Your US Basic Salary of	1,315,000
plus	(b)	Telephone Allowance	155
plus	(c)	Holiday Buy-Out (fixed)	7,325
less	(d)	Hypothetical Federal Tax	(339,159)
less	(e)	Hypothetical State tax @ flat rate of 3.8%	(42,280)
less	(f)	Hypothetical Social Security (FICA)	(24,462)

equals	(g)	Your Net Take Home Pay of	916,579
9.	Pay Delivery/Split

You should continue to decide upon the amount of your net take home pay that you wish to have paid in the USA to cover any ongoing commitments. Your desired salary split shall continue in effect and may only be adjusted by you in Period 5 each year, or in unusual circumstances.

For the period until your next review in Period 4, 2005, the balance of your net take home pay not paid as above in the USA, shall be paid to you by CS plc in its equivalent in GBP at the fixed exchange rate of USD1=GBP0.5494.

With effect from Period 4, 2005, this rate will be reviewed and adjusted as part of our annual review process for international assignees.

10.	Annual Incentive Plan

You will continue to be eligible to participate in the Annual Incentive Plan applicable to you whilst on secondment to CS plc. This plan will be based on results attained against specific business objectives and is designed to generate an award of a target of 80% of annual US Basic Salary.

Your award will be calculated on the annual rate of US Basic Salary applying to you on the final working day of Period 13. For the duration of the secondment, any awards paid will be tax equalised to the USA.

As a Senior Executive within the Cadbury Schweppes plc Group of Companies you will continue to be entitled to participate in the Bonus Share Retention Plan, details of which will be forwarded to you each year.

11.	Cadbury Schweppes plc Long Term Incentive Plan (LTIP)

You will continue to be eligible for awards in the Cadbury Schweppes LTIP. You are advised that there may be a different tax treatment under UK legislation. However, your tax position will be protected under the tax equalisation programme and every effort will also be made to ensure that your cash flow is not adversely affected by any different treatment.

12.	Executive Share Options

You are advised to seek the advice of the Company’s nominated tax advisers (Deloitte) with regard to the potential tax treatment of share option exercises in the UK.

13.	Company Car

During your secondment to the UK you will continue to be provided with a car by CS plc in line with their car policy.

Any tax charges arising from the provision of this benefit will be met by CS plc.

CS plc will pay for servicing, maintenance and insurance of the car. Full details of CS plc’s Company car programme have been provided to you.

14.	Home Leave and Holidays

Whilst on secondment, your annual leave entitlement will continue to be 25 working days leave each year.

CS plc will provide you and your family with an annual home leave travel allowance instead of individual return flights. It is agreed that your allowance will include two business class return flights per annum for you and your family. Once your son and daughter cease to be dependants in full time education, then the flight entitlement will cease.

Therefore your allowance has been based on the equivalent cost of eight individual return business class flights per annum; on the basis of current costs, this results in an allowance of GBP28,000 per annum. The allowance may be used to cover the cost of flights, car hire and accommodation. However, should you choose to spend your home leave in a country other than your home country, the allowance will become taxable, and you will be liable for the tax due. Instead of deducting a net amount from your annual allowance we will deduct the respective amount grossed up at the applicable hypothetical US tax rate.

The allowance will be reviewed annually and will next be recalculated in 2005.

Please ensure that the International Assignments Team are advised as and when you use your allowance for travel, so that your remaining balance can be adjusted, and the correct amounts recorded for tax purposes.

In addition to the home leave travel allowance described above, you and your wife will be entitled to return to the US as required for your wife’s medical treatment and the cost of such fligths (business class) will be met by CS plc. Your wife will be entitled to accompany you on business trips at CS plc expense subject to the terms and conditions of CS plc policies in effect at the time.

Note that travelling time between the USA and the UK will not count as part of your annual holiday entitlement.

Should a full year not be completed in the UK then an agreed pro-rated amount will be calculated. A reconciliation statement at the end of each Assignment year, detailing flights taken should be submitted to the International Assignments Team, London.

There will be no encashment of the allowance if it has not been fully used by the end of the assignment nor will you be entitled to carry any unused portion over to the next year.

15.	Relocation Allowance and Removal Expenses

At the time of your initial secondment to the UK, you received a net of tax lump sum relocation allowance equivalent to 10% of your US Basic Salary in effect at that time, to cover miscellaneous expenses associated with your move. At the same time CS plc paid for the following major transfer costs associated with your family’s move:
i)	The cost of Business Class air transport to the UK from the USA for you and your accompanying family;

ii)	Excess personal baggage charges on up to 10 kilos weight per adult; and

iii)	Full costs of shipping and insurance in transit for transporting a reasonable quantity of your household goods and personal effects.
Relocation expenses equivalent to those detailed in i) , ii) and iii) above, together with the relocation allowance, will be payable by CS plc on your return to the USA unless your employment is terminated pursuant to

Clause 17(A) of the Service Agreement or you resign of your own volition other than:
(a)	normal or early retirement from CS plc; or

(b)	if you resign pursuant to Clause 17(B) of the Service Agreement.
16.	Contractual Terms

Your Service Agreement (the “Agreement) with CBI and CS plc will continue in force in the light of your status as an employee of CBI on secondment to CS plc including, of course, the notice period as provided under the Agreement. However, certain of the terms of the Service Agreement are supplemented by the conditions set out in this letter.

17.	Relevant Laws

Your contract, together with the modified terms set out in this letter, will be governed by the laws of England. You will be required to comply with the laws of the UK while you are temporarily resident and working there.

18.	Change of Control

For the duration of this secondment, should a change of control occur, i.e. another person acquiring at least 30% of the ordinary shares of CS plc, CS plc (or CBI and/or its successors) undertake to implement your relocation in accordance with Section 15 above should you wish to return to the USA.
Please indicate acceptance of the terms and conditions set out above by signing the enclosed confirmation of acceptance form where indicated and return this to me as soon as possible.
With every good wish for the continued success of the secondment. Yours sincerely
D D Mackinlay
Group Remuneration & Benefits Director
Cc:	MAC Clark A Hanses J Vernon

CONFIRMATION OF ACCEPTANCE

To:	D D Mackinlay
From:	H T Stitzer
Re: Secondment to the UK
I confirm that I accept my secondment to CS plc on the terms laid out in your letter to me of 1st July, 2004.

H T Stitzer
	Signature	Date